SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FOR July 25, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.           Description

Exhibit No. 1         Scheme Confirmed by Court announcement dated 25 July 2005



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN


                                                                    25 July 2005

Allied Domecq PLC - SCHEME OF ARRANGEMENT CONFIRMED BY COURT


The Board of Allied Domecq PLC ("Allied Domecq") announces that the reduction of capital comprised within the Scheme (the "Reduction of Capital") has been confirmed by the High Court. The Scheme is expected to become effective on 26 July 2005 on registration of an office copy of the Court Order by the Registrar of Companies.

The listing of the Ordinary Shares of Allied Domecq on the Official List is expected to be cancelled, at Allied Domecq's request, with effect from the commencement of business on 27 July 2005.

The Mix and Match Election was closed at 3.00 p.m. on Thursday, 21 July 2005. At that time, Allied Domecq Shareholders holding 101,027,394 million Allied Domecq Shares, representing approximately 9.13 per cent. of the existing issued ordinary share capital of Allied Domecq, had elected to receive additional cash and Allied Domecq Shareholders holding 707,960,955 million Allied Domecq Shares, representing approximately 63.95 per cent. of the existing issued ordinary share capital of Allied Domecq, had elected to receive additional New Pernod Ricard Shares. Accordingly, valid elections under the Mix and Match Election for additional New Pernod Ricard Shares have been scaled back pro rata but elections for additional cash will be satisfied in full.

Allied Domecq Shareholders who elected for additional cash under the Mix and Match Election will be entitled to receive 670p in cash for every Allied Domecq Share included in the Mix and Match Election. Allied Domecq Shareholders who elected for additional New Pernod Ricard Shares under the Mix and Match Election will be entitled to receive approximately 0.0180 New Pernod Ricard Shares and approximately 527p in cash for every Allied Domecq Share included in the Mix and Match Election.

In respect of Allied Domecq Shares for which no valid election under the Mix and Match Election has been made, Allied Domecq Shareholders will receive the basic offer consideration of 545 pence in cash and 0.0158 of a New Pernod Ricard Share per Allied Domecq Share.

Fractions of New Pernod Ricard Shares will not be allotted, but will be aggregated and sold in the market and the net proceeds of such sale will be paid in cash to such Allied Domecq Shareholders entitled thereto in accordance with their fractional entitlements.

Cash consideration due under the offer will be despatched by cheque by Computershare or settled through CREST, as appropriate, by 9 August 2005. Settlement of the cash consideration will also include cash in respect of any fractional entitlements.

We have been informed by Pernod Ricard that the New Pernod Ricard Shares are expected to be issued on 26 July 2005 and admitted to trading by Euronext on 27 July 2005. Societe Generale will issue and post statements of entitlement to New Pernod Ricard Shares by 9 August 2005. Each statement of entitlement will have a unique identification number which is required to access the relevant account and transmit instructions for transfer or sale. Allied Domecq Shareholders who wish to access their account prior to receiving their statement of entitlement may contact Societe Generale's shareholder support service, NOMILIA, from 27 July 2005 on +33 800 970 340 and use their existing Computershare identification number. Forms enabling Pernod Ricard shareholders to transfer shares from Societe Generale to an alternative account are available on Pernod Ricard's website at www.pernod-ricard.com.

Expressions used in this announcement have the same meaning as in the Scheme Document to Scheme Shareholders dated 25 May 2005.

For further information:

Media enquiries:
Stephen Whitehead, Director, Group Corporate Affairs      +44 (0) 7880 783532
                                                          +44 (0) 20 7009 3927
Anthony Cardew, Cardew Group                              +44 (0) 20 7930 0777

Investor enquiries:
Peter Durman, Director, Group Investor Relations          +44 (0)7771 974817






SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

25 July, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary